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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO.   9  )*
                                           -----


                            Calgon Carbon Corporation
         -------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
              ---------------------------------------------------
                        (Title of Class of Securities)

                                  129603 10 6
                   -----------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.   Name of Reporting Person          Thomas A. McConomy
                             -------------------------------------
     S.S. or I.R.S. Identification No. of Above Person

2.   Check the Appropriate Box if a Member of a Group*
     (a)  [ ]
     (b)  [ ]

3.   SEC Use Only
                  -----------------------------------

4.   Citizenship or Place of Organization
                                          ------------------------------------

Number of       5.  Sole Voting Power                4,805,580
                                     ------------------------------------------
Shares
Beneficially    6.  Shared Voting Power
                                       ----------------------------------------
Owned by
Each            7.  Sole Dispositive Power           4,805,580
                                          -------------------------------------
Reporting
Person With     8.  Shared Dispositive Power
                                            -----------------------------------

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

                                   4,805,580
     --------------------------------------------------------------------------

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

     --------------------------------------------------------------------------

11.  Percent of Class Represented by Amount in Row 9   12.1%
                                                      ------

12.  Type of Reporting Person*
                             ------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!

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ITEM 1(A) NAME OF ISSUER:
          ---------------

          Calgon Carbon Corporation (the "Company")

ITEM 1(B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
          ------------------------------------------------

          P. O. Box 717
          Pittsburgh, PA  15230-0717

ITEM 2(A) NAME OF PERSON FILING:
          ----------------------

          Thomas A. McConomy

ITEM 2(B) ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR IF NONE, RESIDENCE:
          ------------------------------------------------------------

          The principal businesses address of the undersigned is:

          413 Woodland Road
          Sewickley, PA 15143

ITEM 2(C) CITIZENSHIP:
          ------------

          United States of America

ITEM 2(D) TITLE OF CLASS OF SECURITIES:
          -----------------------------

          Common Stock, $.01 par value (the "Common Stock")

ITEM 2(E) CUSIP NO.:
          ----------

          129603 10 6

ITEM 3    STATEMENT FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B):
          ------------------------------------------------------------------

          None of the categories is applicable to the undersigned.

ITEM 4    OWNERSHIP:
          ----------

          (a) Amount Beneficially Owned.

              As calculated under Rule 13d-3, as of December 31, 1997,
          Thomas A. McConomy beneficially owned 4,805,580 shares of Common Stock, of which 1,100 shares are those which he has a right to acquire pursuant to options granted under the Company's 1993 Non-Employee Directors' Stock Option Plan.

          (b) Percent of Class.

          As calculated under 13d-3, as of December 31, 1997, Mr. McConomy beneficially owned 12.1% of the shares of Common Stock.

          (c) On December 31, 1997, Mr. McConomy had the sole power to vote and dispose or direct the disposition of the 4,805,580 shares of Common Stock then owned by him.


ITEM 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
          ---------------------------------------------

          Inapplicable.

ITEM 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
          ----------------------------------------------------------------

          None


ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
          ---------------------------------------------------------

          Inapplicable

ITEM 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
          ----------------------------------------------------------

          Inapplicable

ITEM 9    NOTICE OF DISSOLUTION OF GROUP:
          -------------------------------

          Inapplicable

ITEM 10   CERTIFICATION:
          --------------

          Inapplicable

                                   SIGNATURE
                                   ---------


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to me is true, complete and correct.


Dated: January 15, 1998                  /s/ Thomas A. McConomy
       ----------                        -------------------------
                                             Thomas A. McConomy